SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Pep Boys—Manny, Moe & Jack
(Name of Issuer)

common stock, par value $1.00 per share
(Title of Class of Securities)

713278 10 9
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of common stock, par value $1.00 per share ("Shares"), issued by The Pep Boys – Manny, Moe & Jack (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 4, 2015, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on December 7, 2015 (the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 8, 2015, Icahn Enterprises: (i) entered into a confidentiality agreement with the Issuer, pursuant to which the Reporting Persons have agreed to certain customary standstill provisions through January 31, 2017 and certain customary confidentiality provisions through July 31, 2017; (ii) delivered to the Issuer a merger agreement executed by Icahn Enterprises Holdings (the "Icahn Agreement"), in substantially the same form as the Agreement and Plan of Merger, dated as of October 26, 2015, by and among the Issuer, Bridgestone Retail Operations, LLC ("Bridgestone") and TAJ Acquisition Co. (the "Bridgestone Agreement"), pursuant to which, if executed by the Issuer, an affiliate of the Reporting Persons will, subject to the terms and conditions thereof, acquire 100% of the Issuer's outstanding Shares for $15.50 per share (the "Icahn Proposal"); and (iii) was informed by the Issuer that, in accordance with Section 8.3 of the Bridgestone Agreement, (A) the Issuer's board of directors had determined that the Icahn Proposal constitutes a Superior Proposal (as defined in the Bridgestone Agreement) and (y) the Issuer had provided a Company Notice (as defined in the Bridgestone Agreement) to Bridgestone of the Issuer's intention to effect a Change of Recommendation (as defined in the Bridgestone Agreement) in response to the Icahn Proposal and terminate the Bridgestone Agreement to enter into the Icahn Agreement.

The Reporting Persons believe that unless Bridgestone agrees to a transaction prior to 5:00 p.m., New York City time, on December 11, 2015 that is superior to the transaction contemplated by the Icahn Agreement, the Issuer will terminate the Bridgestone Agreement and execute the Icahn Agreement.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 2 to Schedule 13D – The Pep Boys—Manny, Moe & Jack]
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